FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82– N/A

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	3

Exhibit 20.1 Depositary’s Notice of Annual General Meeting of the Registrant

Exhibit 20.2 Registrant’s Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Timothy G. Nauss
Name:	Timothy G. Nauss
Title:	Property Chief Financial Officer

Date: April 25, 2019

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 20.1	Depositary’s Notice of Annual General Meeting of the Registrant

Exhibit 20.2	Registrant’s Notice of Annual General Meeting